Algonquin Power & Utilities Corp. to Host Virtual Analyst and Investor Day on December 14

OAKVILLE, Ontario – December 1, 2020 – Algonquin Power & Utilities Corp. ("APUC" or the “Company”) (TSX/NYSE: AQN) announced plans to host its annual Analyst and Investor Day event by webcast on Monday, December 14, 2020 at 9:00 a.m. EST. President and Chief Executive Officer, Arun Banskota and Chief Financial Officer, Arthur Kacprzak will be joined by members of the executive leadership team to provide an overview of the Company’s strategic plan, business updates and financial position.
Conference call details are as follows:

Date:	Monday, December 14, 2020
Time:	9:00 a.m. EST to 11:00am EST
Webcast Access:	http://services.choruscall.ca/links/algonquinpower20201214.html
Presentation also available at: www.algonquinpowerandutilities.com
Dial-in Access:	Toll Free Canada/US	1-800-319-4610
	Toronto local	416-915-3239
Please ask to join the Algonquin Power & Utilities Corp. conference call
About Algonquin Power & Utilities Corp., Liberty Utilities, Liberty Power
APUC is a diversified international generation, transmission, and distribution utility with approximately $11 billion of total assets. Through its two business groups, Liberty Utilities and Liberty Power, APUC is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over 1 million customer connections, largely in the United States and Canada. APUC is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities representing over 2 GW of installed capacity and approximately 1.4 GW of incremental renewable energy capacity under construction.
APUC is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500